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                              November 28, 2023

       Jose Humberto Acosta Martin
       Chief Financial Officer
       Bancolombia S.A.
       Carrera 48 # 26-85, Avenida Los Industriales
       Medellin, Colombia

                                                        Re: Bancolombia S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 3, 2023
                                                            File No. 001-32535

       Dear Jose Humberto Acosta Martin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Table of Contents, page 3

   1. We note your reference to a section for the general discussion of changes in results of
                                                        2020 versus 2019.
Please revise your future filings to identify the correct periods.
       Allowance for credit losses to total loans, page 84

   2. We note your table presenting allowance for credit losses to total loans ratios of 5.73%
                                                        and 7.20% for the years
ending December 31, 2022 and 2021, respectively. Please
                                                        enhance your
disclosures, in future filings, to provide a more fulsome discussion of changes in the ratio
between the periods presented. For example, include a discussion, with accompanying
quantitative and qualitative details, describing trends, indicators and directional changes in
credit quality and other economic factors in order to explain the reasons for the
increase or decrease in the ratios between the periods presented.
 Jose Humberto Acosta Martin
Bancolombia S.A.
November 28, 2023
Page 2
Fees and commission income, net, page 91

3. We note your discussion of changes in your net fees and commission income between the years ended December 31, 2022 and 2021. Please enhance your discussion, in future filings, for the following:
             Discuss separately changes in your gross fee and commission income and expense line items, rather than only on a net basis.
             Describe and quantify the extent to which such changes are attributable to changes in rates (e.g., the interbank rate) versus changes in volume of activity. Refer to Item
              303(b)(2)(iii) of Regulation S-K.
             To the extent applicable, provide quantitative and qualitative discussion of any fees or costs to which you are unable or it is more difficult to pass onto the end customer.
              In this regard, we note that the fee and commission expenses appear to have increased at a faster rate than the fee and commission income from 2021 to 2022.
Critical Accounting Policies and Estimates, page 112

4. We note your disclosure of critical accounting policies and estimates only cross-references to your summary of significant accounting policies disclosures within the financial statement footnotes. In future filings, please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to
Item 303(b)(3) of
         Regulation S-K and SEC Release No. 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847
with any questions.



FirstName LastNameJose Humberto Acosta Martin                  Sincerely,
Comapany NameBancolombia S.A.
                                                               Division of
Corporation Finance
November 28, 2023 Page 2                                       Office of
Finance
FirstName LastName